Exhibit 23.12

Consent of William Stone
I hereby consent to the inclusion in this Annual Report on Form 10-K, which is being filed with the United States Securities and Exchange Commission, of references to my name and the information derived from, the technical report titled “Technical Report and Pre-Feasibility Study on the True North Gold Mine, Bissett, Manitoba, Canada” dated November 22, 2016, effective June 30, 2016 (the “Technical Report”).
I also consent to the incorporation by reference in Klondex Mines Ltd.’s Registration Statement on Form S-8 (No. 333-215156), of references to my name and the information derived by myself from the Technical Report, which are included in the Annual Report on Form 10-K.

Dated: March 23, 2017
/s/ William Stone, P.Geo.
Sr. Associate Geologist